UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JULY 2019
COMMISSION FILE NUMBER 0-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

METHANEX CORPORATION

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	NAME AND ADDRESS OF COMPANY

Methanex Corporation
1800 Waterfront Centre
200 Burrard Street
Vancouver, British Columbia V6C 3M1

2.	DATE OF MATERIAL CHANGE

July 19, 2019

3.	NEWS RELEASE

The news release announcing the material change described herein was issued and disseminated on July 19, 2019 in Canada and the United States through the facilities of a newswire service.

4.    SUMMARY OF MATERIAL CHANGE

Methanex Corporation announced on July 19, 2019 that its Board of Directors reached a unanimous final investment decision to construct a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its existing Geismar 1 and Geismar 2 facilities.

5.	FULL DESCRIPTION OF MATERIAL CHANGE

5.1	FULL DESCRIPTION OF MATERIAL CHANGE

Methanex Corporation announced on July 19, 2019 that its Board of Directors reached a unanimous final investment decision to construct a 1.8 million tonne methanol plant in Geismar, Louisiana adjacent to its existing Geismar 1 and Geismar 2 facilities.

Construction on the Geismar 3 plant will begin later this year and operations are targeted in the second half of 2022. The cost of the project is expected to be between US$1.3-$1.4 billion including costs of approximately US$60 million incurred to date.

The Company has a robust and flexible financing plan for the Geismar 3 project and has arranged committed financing for the project with a new five-year US$800 million construction facility and for the renewal of an existing US$300 million revolving credit facility to provide further liquidity. Both facilities have been arranged with a syndicate of banks and will expire in July 2024.

5.2	DISCLOSURE FOR RESTRUCTURING TRANSACTIONS
Not applicable.

6.	RELIANCE ON SUBSECTION 7.1(2) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

Not applicable.

8.	EXECUTIVE OFFICER

For further information, contact:

Kevin Price
General Counsel & Corporate Secretary
604-661-2658

9.	DATE OF REPORT

July 23, 2019

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: July 23, 2019	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	General Counsel & Corporate Secretary